June 21, 2006

From:
Frank R. Evanshen
President
WordLogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7

To:
Daniel L. Gordon
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Subject:
WordLogic Corporation
Form 10-KSB for the year ended December 31, 2005; filed April 13, 2006
Form 10-QSB for the quarter ended March 31, 2006; filed May 12, 2006
File Number 000-32865

Reference:
U.S. Securities and Exchange Commission letter dated May 18, 2006;
re: comments pertaining to the subject filing.

WordLogic Corporation provides response to each comment received from your referenced letter dated May 18, 2006. The format used herein presents your comments essentially as received, with each of our responses keyed to each comment by clear designation as a response. We will file amended periodic reports upon completing this comment process to avoid multiple amendments to the effected reports.

Form 10-KSB for the year ended December 31, 2005 Notes to Consolidated Financial Statements Note 4 – Notes Payable, page 25
1.	We have reviewed your response to comment 3. We note that you believe the scope of exception of paragraph 11 (a) does not apply because the conversation is not indexed to the registrant’s stock. As we noted in our previous comment, the value of the shares due upon conversion is fixed at 117.65% of the face value of the notes and only the number of shares is variable based on the stock price. The next step is to determine whether or not an embedded derivative instrument must be separated from its host agreement and accounted for as a derivative instrument under SFAS

133. It is necessary to first determine whether or not the embedded feature is considered to be clearly and closely related to the host contract (paragraph 12(a).) SFAS 133 Implementation Issue B16 provides a four-step decision tree to determine whether calls and puts can accelerate the settlement of debt hose contract. Based on this four-step decision tree and paragraph 12 we believe the put option should be bifurcated from the debt instrument and separately accounted for at fair value. The feature provides for an initial rate of return equal to 17.65 % on day one since it can be exercised immediately, which is more than double the investor’s initial rate of return on the host contract. Accordingly, please restate your financial statements to record this put option as a liability and record the changes in fair value from period to period within the statement of operations.

RESPONSE:

We have restated our financial statements to record this put option as a liability and record the changes in fair value from period to period within the statement of operations.

WordLogic Corporation (A Development Stage Company) CONSOLIDATED BALANCE SHEET December 31, 2005

(As Restated)

(See Note 10)

Assets

Cash	$25,665
Accounts receivable	7,936
Employee advances	1,724
Notes receivable	5,995
Property and equipment, net of
accumulated depreciation of $110,988 (Note 3)	27,599

Total assets	$68,919

Liabilities and Shareholders’ Deficit

Liabilities:
Accounts payable, trade	$113,554
Accrued expenses	6,175
Accrued interest	83,338

Derivative liability	20,194
Notes payable, related party (Note 2)	70,267

Total current liabilities	293,528

Long-term debt:
Notes payable (note 4)	370,000

Convertible note payable, net of discount of $9,757 (note 4)	402,188

Total liabilities	1,065,716

Shareholders’ deficit (note 5):
Common stock, $.001 par value, 100,000,000 shares authorized,
22,782,434 shares issued and outstanding	22,782
Additional paid-in capital	2,438,688

Accumulated deficit	(2,264,854)

Deficit accumulated during development stage	(690,995)
Accumulated other comprehensive loss:
Cumulative translation adjustment	(366,590)

Total shareholders’ deficit	(996,797)

Total liabilities and shareholders’ deficit	$68,919

Page 2of 30

WordLogic Corporation (A Development Stage Company) CONSOLIDATED STATEMENTS OF OPERATIONS

			May 27, 2003
			(Inception)
		For the Years Ended	Through
	December 31, 2005	December 31, 2004	December 31, 2005

	(As Restated)	(As Restated)	(As Restated)

	(See Note 10)	(See Note 10)	(See Note 10)

Royalty revenue	$12,302	$7,730	$25,005

Operating expenses:
Stock-based compensation (Notes 1 and 6):
Common stock options	176,000	10,344	186,344
Consulting services	28,458	40,451	68,909
Rent, related party (Note 2)	86,138	72,908	174,805
General and administrative	592,887	315,070	1,178,469
Research and development	331,855	181,443	597,890

Total operating expenses	1,215,338	620,216	2,206,417

Loss from operations	(1,203,036)	(612,486)	(2,181,412)

Other income (expenses):
Interest income	-	1,760	1,760
Interest expense:
Related parties	(8,219)	(19,763)	(42,596)

Amortization of discount on convertible note	(49,045)	(65,099)	(135,486)

Beneficial conversion	-	-	-
Other	(57,131)	(57,130)	(122,950)

Gain on derivative liability	83,172	39,369	125,049
Gain on restructure of debt	12,695	51,945	64,640

Loss before income taxes and

extraordinary item	(1,221,564)	(661,404)	(2,290,995)

Income tax provision (Note 8)	-	-	-

Loss before extraordinary item	(1,221,564)	(661,404)	(2,290,995)

Net extraordinary gain on litigation settlement,
less applicable income taxes of $-0-	-	1,600,000	1,600,000

Net income (loss)	$(1,221,564)	$938,596	$(690,995)

Basic income (loss) per share:
Loss before extraordinary item	$(0.06)	$(0.03)

Extraordinary gain	$-	$0.07

Net income (loss)	$(0.06)	$0.04

Diluted income (loss) per share:
Loss before extraordinary item	$(0.06)	$(0.03)

Extraordinary gain	$-	$0.07

Net income (loss)	$(0.06)	$0.04

Weighted average common shares outstanding
Basic	22,136,871	21,979,496

Diluted	22,136,871	23,375,422

Page 3of 30

WordLogic Corporation (A Development Stage Company) Consolidated Statement of Changes in Shareholders’ Deficit

					Equity	Cumulative
					(Deficit)	Translation
					Accumulated	Adjustment

			Additional		During	Other
	Common Stock		Paid-In	Accumulated Development Comprehensive

	Shares	Par Value	Capital	Deficit	Stage	Income/(Loss)	Total

Balance, May 27, 2003 (inception),

prior to reverse merger	19,016,657	19,017	1,540,366	(2,264,854)	-	3,806	(737,665)
Reverse merger with The
American West.com, Inc. (Note 1)	2,907,007	2,907	(2,907)	-	-	-	-
Cancelled shares	(60,000)	(60)	60	-	-	-	-
Beneficial conversion on convertible

note payable	-	-	-	-	-	-	-
Comprehensive loss:

Net income	-	-	-	-	(408,027)	-	(408,027)
Cumulative translation adjustment	-	-	-	-	-	(270,371)	(270,371)

Comprehensive loss	-	-	-	-	-	-	(678,398)

Balance, December 31, 2003	21,863,664	$21,864	$ 1,510,519	$ (2,264,854)	$ (408,027)	$ (266,565)	$(1,416,063)
Common stock issued in exchange
for services and payables	88,000	88	47,369	-	-	-	47,457
Common stock options granted	-	-	10,344	-	-	-	10,344
Beneficial conversion on convertible

note payable	-	-	-	-	-	-	-
Comprehensive income:

Net income	-	-	-	-	938,596	-	938,596
Cumulative translation adjustment	-	-	-	-	-	(97,095)	(97,095)

Comprehensive income	-	-	-	-	-	-	837,513

Balance, December 31, 2004	21,951,664	$21,952	$ 1,559,232	$ (2,264,854)	$ 530,569	$ (363,660)	$(516,761)
Sale of common stock ($0.65/unit)	830,770	830	539,170	-	-	-	540,000
Common stock options
granted	-	-	204,458	-	-	-	204,458
Beneficial conversion on convertible

note payable	-	-	-	-	-	-	-
Comprehensive income:

Net income	-	-	-	-	(1,221,564)	-	(1,221,564)
Cumulative translation adjustment	-	-	-	-	-	(2,930)	(2,930)

Comprehensive income	-	-	-	-	-	-	(1,224,494)

Balance, December 31, 2005	22,782,434	$22,782	$ 2,302,860	$ (2,264,854)	$ (690,995)	$ (366,590)	$(996,360)

Page 4of 30

WordLogic Corporation (A Development Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS

			May 27, 2003
			(Inception)
	For the Years Ended		Through
	December 31		December 31,

	2005	2004	2005

	(As Restated)	(As Restated)	(As Restated)

	(See Note 10)	(See Note 10)	(See Note 10)

Cash flows from operating activities:

Net income (loss)	$ (1,221,564)	$938,596	$(690,995)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation and amortization	11,456	11,416	28,383
Common stock issued for services and payables	-	47,457	47,457
Common stock options granted	204,458	10,344	214,802

Beneficial conversion	-	-	-

Amortization of debt discount	49,045	65,099	135,486

Gain on derivative liability	(83,172)	(39,369)	(125,049)
Changes in current assets and liabilities:
Receivables	8,503	27,891	36,394
Other assets	(9,736)	(15,563)	(30,809)
Accounts payable and accrued liabilities	15,357	(338,321)	(248,889)
Accrued interest payable	68,184	(72,947)	(4,763)

Net cash provided by (used in) operating activities	(957,469)	634,603	(624,043)

Cash flows from investing activities:
Purchases of equipment	(2,257)	(15,633)	(18,862)

Net cash used in investing activities	(2,257)	(15,633)	(18,892)

Cash flows from financing activities:
Proceeds from related party advances (Note 2)	298,890	69,388	368,278
Repayment of related party advances (Note 2)	(228,623)	(115,176)	(400,398)
Proceeds from promissory notes issued to related parties (Note 2)	-	163,844	250,394
Repayment of related party promissory notes (Note 2)	-	(458,617)	(493,941)
Proceeds from convertible promissory note	51,458	299,852	933,926
Repayment of convertible promissory notes	(305,465)	(216,525)	(528,828)
Proceeds from other promissory note (Note 3)	370,000	-	370,000
Payments on capital lease obligation	-	(6,331)	(12,071)
Proceeds from stock options exercised	-	-	6,300
Proceeds from sale of stock	540,000	-	540,000

Net cash (used in) provided by financing activities	726,260	(263,565)	1,033,660

Effect of exchange rate changes on cash	(2,930)	(97,095)	(366,590)

Net change in cash	(236,396)	258,310	24,135

Cash, beginning of period	262,061	3,751	1,530

Cash, end of period	$25,665	$262,061	$25,665

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-

Cash paid for interest	$723	$168,029	$169,952

Page 5of 30

WordLogic Corporation (A Development Stage Company) Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of WordLogic Corporation:

We have audited the accompanying consolidated balance sheet of WordLogic Corporation and its subsidiary (a development stage company) as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the years ended December 31, 2005 and 2004 and from May 27, 2003 (inception) through December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WordLogic Corporation and its subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004 and from May 27, 2003 (inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses, has used significant cash in support of its operating activities and, based upon current operating levels, requires additional capital or significant reconfiguration of its operations to sustain its operations for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Further information and management’s plans in regard to this uncertainty are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note 10 to the consolidated financial statements, the Company has restated its consolidated balance sheet as of December 31, 2005 and its consolidated statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2005 to correct an error in accounting for the beneficial conversion feature associated with the convertible notes payable discussed in Note 4.

/s/ Cordovano and Honeck LLP Cordovano and Honeck LLP Englewood, Colorado March 29, 2006, except as to Notes 4, 5, and 10, which is June 5, 2006

Page 6of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

(1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

WordLogic Corporation (the “Company” or “WLC”), formerly TheAmericanWest.com, Inc., was incorporated under the laws of the State of Nevada on March 30, 1999. The Company’s primary business is the development and commercialization of data entry software for handheld computing devices. Its headquarters are located at 650 West Georgia Street, Suite 2400, Vancouver, BC, Canada V6B 4N7.

Reverse Merger

On March 11, 2003, WLC entered into an Agreement and Plan of Merger (the “Agreement”) with WordLogic Corporation-private company (“WCPC”), a British Columbia, Canada corporation. On May 27, 2003, WLC issued 19,016,658 shares of its common stock in exchange for all 19,016,658 outstanding common shares of WCPC, and the two companies merged. This merger has been treated as a recapitalization of WCPC, with WLC the legal surviving entity. Since WLC had, prior to the recapitalization, minimal assets and no operations, the recapitalization has been accounted for as the sale of 2,907,006 shares of WCPC’s common stock for the net assets of WLC. Following the closing, WLC remained the surviving corporation with 21,923,664 common shares outstanding, of which the former shareholders of WCPC own approximately 86.74 percent.

In connection with the closing of the Agreement, WLC changed its name to “WordLogic Corporation” (formerly

TheAmericanWest.com, Inc.) and changed its OTCBB symbol under which its common stock trades on the Over-The-Counter Bulletin Board to “WLGC”. WLC’s directors resigned their positions and the executive officers of WCPC were appointed to fill the vacancies created by the resignations, which resulted in a change in control.

Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has incurred recurring losses, has used significant cash in support of its operating activities and, based upon current operating levels, requires additional capital or significant reconfiguration of its operations to sustain its operations for the foreseeable future. These factors, among others, may indicate that the Company will be unable to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company’s management intends to satisfy cash requirements with working capital acquired in exchange for debt and/or common stock. There is no assurance the cash infusions will continue in the future or that the Company will achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s future success will be dependent upon its ability to create and provide effective and competitive software products that meet customers changing requirements; including the effective use of leading technologies to continue to enhance its current products and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis.

Page 7of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Development Stage

Following its reverse merger on May 27, 2003, the Company entered the development stage and became a development stage enterprise in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. The $690,995 loss recognized by the Company from May 27, 2003 through December 31, 2005, which includes an extraordinary gain of $1,600,000, is included in the accompanying consolidated financial statements as “deficit accumulated during development stage”.

Basis of Consolidation

The consolidated financial statements include the accounts of WordLogic Corporation and its wholly owned subsidiary 602531 British Columbia Ltd., an entity incorporated under the laws of the Province of British Columbia, Canada. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at December 31, 2005.

Receivables

The Company considers its receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Functional Currency

The Company’s functional currency is the Canadian dollar; however, the accompanying consolidated financial statements and footnotes refer to United States (“U.S.”) dollars unless Canadian dollars are specifically designated with “CDN”.

Property, Equipment and Depreciation

Property and equipment are stated at cost and are depreciated over their estimated useful lives as follows:

Asset	Method	Rate
Computer equipment	Straight-line	33.3%
Computer software	Straight-line	100.0%
Furniture and fixtures	Declining balance	20.0%
Other equipment	Declining balance	20.0%

Depreciation is recorded at one-half of the normal rate in the year of acquisition.

Upon retirement or disposition of equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Page 8of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Software Development Costs

Software development costs are recorded in accordance with Statement on Financial Accounting Standards (“SFAS”) Statement No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Costs incurred to establish the technological feasibility of computer software to be sold, leased, or otherwise marketed are expensed as incurred to research and development costs. Once technological feasibility is established, the cost of producing product masters for the software is capitalized. Capitalization of the software development costs ceases and amortization of the capitalized costs commences when the product is available for general release to customers. Capitalized costs are amortized based on the greater of (a) the ratio of current gross revenues to the total current and anticipated future gross revenues, or (b) the straight-line method over the remaining estimated economic life of the product.

Research and Development

Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred.

General and administrative expenses General and administrative expenses consist of the following:
			May 27, 2003
			(Inception)
	For the Years Ended		Through
	December 31,		December 31,

	2005	2004	2005

Salaries (net of $176,000, $10,344, and $186,344
stock-based compensation, respectively)	$311,132	$174,421	$ 536,771
Professional fees (net of $28,458, $40,451, and
$68,909 stock-based compensation, respectively)	151,399	98,609	272,450
Other G & A expense	130,356	42,040	369,248

	$592,887	$315,070	$ 1,178,469

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Page 9of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Revenue Recognition

The Company’s revenue is earned through one royalty-based contract to utilize the Company’s hand-held data entry software. The contract runs for a period of twelve months and automatically renews for successive twelve month periods unless either party notifies the other party of its election not to renew at least 60 days prior to the end of the term. Royalty revenues are earned based on the number of products sold containing the Company’s hand-held data entry software.

Revenue is recognized after it has been earned, collection is probable, and the value has been determined under the terms of the royalty contract.

Financial Instruments

The Company’s financial instruments, including cash, accounts receivable, and accounts payable and other liabilities are carried at cost, which approximates their fair value due to the short-term maturity of these instruments. The debt obligations are carried at cost, which approximates fair value due to the prevailing market rate for similar instruments.

Foreign Currency Translation

The accounts of the Company’s foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the weighted average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Stock-based Compensation

The Company accounts for compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. Under APB 25, compensation expense of fixed stock options is based on the difference, if any, on the date of the grant between the deemed fair value of the Company’s stock and the exercise price of the option. Compensation expense is recognized on the date of grant or on the straight-line basis over the option-vesting period. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

Pro forma information regarding the results of operations is determined as if the Company had accounted for its employee stock options using the fair-value method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes method. Pro forma disclosures have been included in Note 5.

Loss per Common Share

The Company reports net loss per share using a dual presentation of basic and diluted loss per share. Basic net loss per share excludes the impact of common stock equivalents. Diluted net loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. As of December 31, 2005, there were 4,173,699 vested common stock options and warrants outstanding, which were excluded from the calculation of net loss per share-diluted because they were antidilutive. In addition, at December 31, 2005 the Company had $402,188 (net of discount of $9,757) outstanding in convertible promissory notes that were convertible into approximately 673,113 shares of the Company’s common stock. Shares issued resulting from the conversion would also be antidilutive.

Page 10of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets,” an amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005. The Company does not expect the provisions of SFAS 153 will have a significant impact on its results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment.” SFAS 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard will have a significant effect on the

Company’s financial statements if management continues to issue equity instruments in exchange for employee services. In addition, the Company will be required to record the fair value of compensation costs for services performed after January 1, 2006 to meet the vesting requirements of equity awards granted prior to the SFAS 123R effective date.

Page 11of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

(2) Related Party Transactions

As of December 31, 2003, the Company owed an affiliate $45,788 for working capital advances. During the year ended December 31, 2004, the affiliate advanced an additional $69,388 to the Company. The Company repaid the balance of $115,176 during the year. During the year ended December 31, 2005, the affiliate advanced an additional $298,890 to the Company. The Company repaid $228,623 during the year. As of December 31, 2005, the Company owed the affiliate $70,267.

The Company rents office space from an affiliate on a month-to-month basis. Monthly lease payments vary based on the amount of office space utilized by the Company. Office rent incurred by the Company totaled $86,138 and $72,908 during the years ended December 31, 2005 and 2004, respectively.

(3) Property and Equipment

Property and equipment consisted of the following at December 31, 2005:

Office equipment	$3,310
Computer equipment	119,145
Computer software	3,052
Furniture and fixtures	13,080

138,587
Less accumulated depreciation	(110,988)

$27,599

Depreciation expense totaled $11,456 and $11,416 for the years ended December 31, 2005 and 2004, respectively.

(4) Notes Payable

Promissory Note

During the year ended December 31, 2005, the Company received proceeds of $370,000 on two unsecured promissory notes. The notes bear interest at eight percent per annum. The first note matures on March 1, 2007 and includes $240,000 of principal and related accrued interest. The second note matures on May 11, 2007 and includes $130,000 of principal and related accrued interest. Accrued interest on the notes totaled $23,817 at December 31, 2005.

Convertible Note Payable

At December 31, 2003, the Company had a convertible promissory note outstanding in the amount of $582,616. The note has a face value of up to $1,000,000 which carries an eight percent interest rate and an original maturity date of March 31, 2006. Principal and accrued interest are payable in any combination of cash and common stock of the Company at the option of the lender. The Company can repay principal and interest with common stock at a rate of 85 percent of the stock’s market value on the date of advance. During the year ended December 31, 2004, the Company received additional proceeds of $299,852 and repaid $216,525 of the principal balance and $60,205 of accrued interest.

During the year ended December 31, 2005, the Company received additional proceeds of $51,458 and repaid $305,456 of the principal balance. As of December 31, 2005, the convertible promissory note has an outstanding principal balance of $402,188, net of discount of $9,757, and accrued interest of $59,521 reflected on the accompanying consolidated financial statement. Interest expense during the years ended December 31, 2005 and 2004 totaled $65,350 and $57,130, respectively.

Because the value of the shares due upon conversion is fixed at 117.65% of the face value of the notes rather than indexed to the Company’s own common stock, the Company bifurcated the put option and classified it as a derivative liability pursuant to SFAS 133.

Page 12of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

The following table presents the allocation of proceeds of the financing:

Principal balance of the note	$81,641
Less fair value of put option	(23,407)

Balance at 5/27/03	58,234

Additional financing	500,975
Less fair value of put option	(119,795)
Amortization of discount (interest expense)	21,342

Carrying value at 12/31/03	460,756

Additional financing (net)	83,327
Less fair value of put option	(14,492)
Amortization of discount (interest expense)	65,099

Carrying value at 12/31/04	594,690

Less payments (net)	(253,998)
Plus fair value of put option	12,451
Amortization of discount (interest expense)	49,045

Carrying value at 12/31/05	$402,188

On March 29, 2006, the due date on the note was extended to March 31, 2008.

Maturities

Aggregate maturities required on long-term debt at December 31, 2005, are as follows:

Year	Amount

2006	$-
2007	$370,000
2008	$411,945

(5) Derivative Financial Instruments

The Company generally does not use derivative instruments to hedge exposures to cash-flow risks or market-risks that may affect the fair values of its financial instruments. However, certain other financial instruments, such as embedded conversion features, where there is a possible interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return, are classified as derivative liabilities. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period.

As of December 31, 2005, the derivative liability is composed of the following:

Number of Shares
Derivative Liability
Can Be Settled

Embedded conversion feature	$20,193	673,113

Page 13of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Derivative gains in the amount of $2,508, $39,369, and $83,172 were recognized in the years ended December 31, 2003, 2004, and 2005, respectively.

(6) Shareholders’ Deficit

Common Stock Issuances

In July 2005, the Company sold 830,770 units at a price of $0.65 per share for total proceeds of $540,000. Each unit included one share of the Company’s $.001 par value Common Stock plus one Warrant. Each Warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months from the date of issuance, at a price of $1.25 per share.

During the year ended December 31, 2004 the Company issued 71,600 restricted shares of its common stock in exchange for consulting services and payables. The transactions were recorded based on the value of the stock issued, the services rendered or the debt liquidated. The Company recorded $40,451 as stock-based compensation for the year ended December 31, 2004.

During the year ended December 31, 2004, the Company issued 16,400 shares of its common stock to unrelated third parties as payment for account payables related to consulting services. The shares issued in the transaction were valued based on the value of the stock issued, the services rendered or the debt liquidated. The Company’s payables were reduced by $7,004 as a result of the stock transaction.

Options granted to non-employees, accounted for under the fair value method

During the year ended December 31, 2005, the Company granted options to purchase a total of 125,000 shares of the Company’s common stock to two consultants. The options carry an exercise price of $0.50 per share and vest monthly commencing December 1, 2005 through May 1, 2006. The Company also granted to these consultants options to purchase a total of 125,000 shares of the Company’s common stock at an exercise price of $1.00. These shares will vest monthly commencing June 1, 2006 through November 1, 2006. The options expire December 1, 2010. The Company’s quoted price on the grant date was $0.84 per share. The Company calculated the fair value of the options at $0.598 and $0.48, respectively, or $134,750, of which $12,458 was recorded as stock-based compensation in the accompanying financial statements for the year ended December 31, 2005.

The fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.45%
Dividend yield	0.00%
Volatility factor	69.30%
Weighted average expected life	5 years

During the year ended December 31, 2004, the Company granted a consultant options to purchase a total of 100,000 shares of the Company’s common stock. The options carry an exercise price of $0.60 per share and vest on a monthly interval. The Company determined the fair value of the options at $0.48 per share and recorded stock based compensation of $16,000 and $1,344 for the years ended December 31, 2005 and 2004, respectively.

Page 14of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

The fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	1.85%
Dividend yield	0.00%
Volatility factor	99.90%
Weighted average expected life	5 years

Options granted to employees, accounted for under the intrinsic value method

On February 11, 2005, the Company granted two employees options to purchase an aggregate of 1,500,000 shares of the Company’s common stock at an exercise price of $1.75 per share. The options vest on a monthly interval through February 11, 2007 with 300,000 options vesting immediately. The options expire February 11, 2008. The Company’s common stock had a market value of $1.97 on the date of grant. As a result of the options priced “in the money”, the Company recognized stock-based compensation totaling $176,000 in accordance with APB 25.

The fair value of the options was calculated at $0.959 per share, or $1,438,500, of which $767,200 is included in the pro forma schedule presented below.

During the year ended December 31, 2004, the Company granted 1,010,000 options to employees. The options carry exercise price of $0.60 per share and expire July 1, 2011. Options granted vest on a monthly interval through June 30, 2009 with 100,000 options vesting immediately. The Company’s common stock had a market value ranging from $0.60 to $1.50 per share on the date of grant. As a result, the Company recognized stock-based compensation totaling $9,000 in accordance with APB 25. The weighted average exercise price and weighted average fair value of the options as of December 31, 2004 were $0.60 and $0.61, respectively. During the year ended December 31, 2005, 10,000 of these options expired.

The fair value of these options was calculated at $417,000, of which $75,060 and $79,230 is included in the pro forma schedule presented below for the years ended December 31, 2005 and 2004, respectively.

Had compensation expense been recorded based on the fair value at the grant date, and charged to expense over vesting periods, consistent with the provisions of SFAS 123, the Company’s net loss and net loss per share would have increased to the pro forma amounts indicated below:

Page 15of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

	For The Years Ended
	December 31,

	2005	2004

Net income (loss), as reported	$(1,221,564)	$938,596
Decrease due to:
Employee stock options	(516,140)	(79,230)

Pro forma net income (loss)	$(1,737,704)	$859,366

Basic income (loss) per common
share, as reported	$(0.06)	$0.04

Diluted income (loss) per common
share, as reported	$(0.06)	$0.04

Pro Forma basic income (loss)
per common share	$(0.08)	$0.04

Pro Forma diluted income (loss)
per common share	$(0.08)	$0.04

Following is a schedule of changes in common stock awards for each of the two years ended December 31, 2005:

					Weighted	Weighted

					Average	Average

				Exercise	Exercise	Remaining

		Awards Outstanding		Price	Price	Contractual

		Total	Exercisable	Per Share	Per Share	Life

Outstanding at January 1, 2004		2,475,000	1,478,936	$0.30-$1.00	$0.68	4.25	years

Granted		1,110,000	542,778	$0.60	$0.60	6.29	years

Exercised		-	-	-	$-	N/A

Cancelled/Expired		(260,000)	-	-	$-	N/A

Outstanding at December	31, 2004	3,325,000	2,021,714	$0.30 - $1.00	$0.68	3.84	years

Granted		2,580,770	1,651,601	$0.50 - $1.75	$1.49	2.54	years

Vested		-	510,384	$0.60	$-	N/A

Exercised		-	-	-	$-	N/A

Cancelled/Expired		(10,000)	(10,000)	$0.60	$0.60	N/A

Outstanding at December	31, 2005	5,895,770	4,173,699	$0.30 - $1.75	$1.04	2.71	years

Page 16of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Common stock awards consisted of the following options and warrants for the two year period from January 1, 2004 through December 31, 2005:

			Total
Description	Options	Warrants	Awards

Outstanding at January 1, 2004	2,475,000	-	2,475,000
Granted	1,110,000	-	1,110,000
Exercised	-	-	-
Cancelled/Expired	(260,000)	-	(260,000)

Outstanding at December 31, 2004	3,325,000	-	3,325,000
Granted	1,750,000	830,770	2,580,770
Exercised	-	-	-
Cancelled/Expired	(10,000)	-	(10,000)

Outstanding at December 31, 2005	5,065,000	830,770	5,895,770

(7) Litigation Settlement

In March 2002, Hewlett-Packard Company ("HP") was granted a license to distribute a trial version of the WordLogic Predictive Keyboard. In December 2002, the Company filed a Copyright infringement claim, as well as related claims under California State law, against HP in the United States District Court for the Northern District of California, San Jose Division.

Although HP continued to deny liability, on July 22, 2004, the parties signed a settlement agreement whereby HP agreed to pay the Company $2 million in exchange for the Company agreeing to release its claims and dismiss the lawsuit. The Company's attorneys retained $400,000 out the settlement as payment for fees and costs related to the case, and the remainder has been paid to the Company. The net gain on the settlement, totaling $1,600,000, is included in the accompanying condensed statements of operations as an extraordinary gain.

(8) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	Years Ended
	December 31,

	2005	2004

U.S. federal statutory graduated rate	34.00%	34.00%
Net operating loss for which tax
benefit is currently available	-34.00%	-34.00%

	0.00%	0.00%

At December 31, 2005, deferred tax assets consisted of a net tax asset of $1,004,989, due to operating loss carryforwards of $2,955,849, which was fully allowed for, in the valuation allowance of $1,004,989. The valuation allowance offsets the net deferred tax asset for which it is more likely than not that the deferred tax assets will not be realized. The change in the valuation allowance for the years ended December 31, 2005 and 2004 was $415,332 and $319,123, respectively. The current tax benefit (expense) totaled $415,332 and ($319,123) for the years ended December 31, 2005 and 2004, respectively. Due to the uncertainty of the ultimate utilization of the net operating loss carryforward, no tax benefit for losses has been provided by the Company in the accompanying financial statements. The net operating loss carryforward will expire through the year 2025.

Page 17of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company’s tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

(9) Subsequent Event

On February 23, 2006, the Company sold 550,000 units at a price of $0.60 per unit for a total of $330,000 in proceeds. Each of the units consists of one share of the Company’s $.001 par value restricted Common Stock and one common stock purchase Warrant. Each Warrant entitles the holder to purchase one additional common share of the Company for a period of 36 months from the date of issuance, at a price of $1.25 per share. The Company also received $30,000 in proceeds from the exercise of 100,000 options at a price of $0.30 per share of common stock.

All of these shares were sold to Frank R. Evanshen, the Company’s CEO and Director. Mr. Evanshen is a beneficial holder of common stock who directly and indirectly controls 35% of the issued and outstanding common stock. Mr. Evanshen has indicated that he has secured personal financing and may invest up to an additional $640,000 in WordLogic Corporation. WordLogic Corporation has committed to Mr. Evanshen that he may purchase additional shares at a price equal to 90% of the trading price of the shares at the close of the market on the date of the purchase, expiring February 23, 2007. No formal agreements or commitments exist that would require Mr. Evanshen to invest additional funds.

(10) Restatement

The Company has restated its December 31, 2005 Consolidated Financial Statements to correct an error in accounting for the beneficial conversion feature associated with the convertible notes payable discussed in Note 4. The beneficial conversion feature was originally valued at its intrinsic value under EITF 98-5, classified as equity and interest expense was immediately recognized.

As discussed in Notes 4 and 5, because the value of the shares due upon conversion is fixed at 117.65% of the face value of the notes rather than indexed to the Company’s own common stock, the Company bifurcated the put option and classified it as a derivative liability pursuant to SFAS 133.

Page 18of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

The following sets forth the effects of the restatement discussed above. Amounts reflected “As Previously Reported” represent those amounts included in the Company’s initial annual report on Form 10-KSB for the year ended December 31, 2005.

Consolidated Balance Sheet
December 31, 2005

	As
	Previously
	Reported	Adjustment	As Restated

Derivative liability	$-	$20,194	$20,194
Total current liabilities	$273,334	$20,194	$293,528
		-
Convertible note payable,	$411,945	$(9,757)	$402,188
Net of discount of	$-	$9,757	$9,757
Total liabilities	$1,055,279	$10,437	$1,065,716
		-
Accumulated deficit	$(2,278,794)	$13,940	$(2,264,854)
Deficit accumulated during development stage	$(802,446)	$111,451	$(690,995)
Total shareholders' deficit	$(986,360)	$(10,437)	$(996,797)

Consolidated Statement of Operations
December 31, 2005

	As
	Previously
	Reported	Adjustment	As Restated

Amortization of discount on convertible notes	$-	$(49,045)	$(49,045)
Beneficial conversion	$(8,449)	$8,449	$-
Gain on derivative liability	$-	$83,172	$83,172
Loss before income taxes	$(1,264,140)	$42,576	$(1,221,564)

Page 19of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Consolidated Statement of Changes in Shareholders' Deficit
December 31, 2005

	As
	Previously
	Reported	Adjustment	As Restated

Balance, December 31, 2004
Additional paid in capital	$1,686,611	$(127,379)	$1,559,232
Accumulated Deficit	$(2,278,794)	$13,940	$(2,264,854)
Equity Accumulated During Development
Stage	$461,694	$68,875	$530,569
Total	$(472,197)	$(44,564)	$(516,761)

Beneficial conversion on convertible note
payable	$8,449	$(8,449)	$-
Comprehensive loss:
Net income (loss)	$(1,264,140)	$42,576	$(1,221,564)
Comprehensive loss	$(1,267,070)	$42,576	$(1,224,494)
Balance, December 31, 2005
Additional paid in capital	$2,438,688	$(135,828)	$2,302,860
Accumulated deficit	$(2,278,794)	$13,940	$(2,264,854)
Deficit Accumulated During Development Stage	$(802,446)	$111,451	$(690,995)
Total	$(986,360)	$(10,407)	$(996,767)

Consolidated Statement of Cash Flows
December 31, 2005

	As
	Previously
	Reported	Adjustment	As Restated

Net income (loss)	$(1,264,140)	$42,576	$(1,221,564)
Beneficial conversion	$8,449	$(8,449)	$-
Amortization of debt discount	$-	$49,045	$49,045
Gain on derivative liability	$-	$(83,172)	$(83,172)
Net cash used in operating activities	$(957,469)	$-	$(957,469)

Page 20of 30

WordLogic Corporation Response to SEC Comments

Form 10-QBS for the quarter ended March31, 2006
Item 2, Management’s Discussion and Analysis of Financial Condition and Plan of Operations.
Financial Summary
Results of Operations for the Three-Months Ended March 31, 2006, page 10

2.	We note your response to comment 1, but it does not appear that you have adequately expanded your MD&A to give investors insight into the historical results of operations and prospects for the future. For instance, your revenues increased significantly while your research and development expense decreased significantly for the three months ended March 31, 2006 as compared to the three ended March 31, 2005. In future filling, please confirm to us that you will clearly disclose the drivers behind materials changes, as well as the expected future impact of the changes, in individual line items on the statements of operations. Refer to Item 303(b)(1) of Regulation S-B.

RESPONSE:

Future filings will contain adequately expanded MD&A to give investors insight into the historical results of operations and prospects for the future. We confirm that we will clearly disclose the drivers behind materials changes, as well as the expected future impact of the changes, in individual line items on the statements of operations. Refer to Item 303(b)(1) of Regulation S-B.

Results of Operations for the Three-Months Ended March 31, 2006, page 10

3.	We note that you shipped 65 WordLogic Predictive Keyboards to a customer in January 2006. Please advise us if revenue for this shipment has been recognized as component of royalty revenue and if so, why has been characterized as such.

RESPONSE:

We have revised the Condensed Consolidated Statement of Operations to characterize product sales from royalty revenue.

Page 21of 30

WordLogic Corporation (A Development Stage Company) Condensed Consolidated Statements of Operations (Unaudited)

			May 27, 2003
	For the Three Months Ended		Through
	March 31,		March 31,
	2006	2005	2006

	(As Restated)	(As Restated)	(As Restated)

	(See Note 8)	(See Note 8)	(See Note 8)

Revenues:

Product sales	$5,651	$-	$5,651

Royalty revenue	422	2,910	25,427

Total revenues	6,073	2,910	31,078

Operating expenses:
Stock based compensation (Note 5):
Common stock options	203,988	77,000	459,241
Rent, related party (Note 2)	22,603	21,291	197,408
Selling, general and administrative
(net of $203,988, $77,000, and $459,241,
respectively, stock-based compensation)	142,407	167,399	1,320,876
Research and development	106,280	148,612	704,170

Total operating expenses	475,278	414,302	2,681,695

Loss from operations	(469,205)	(411,392)	(2,650,617)

Other income (expenses):
Interest income	-	-	1,760
Interest expense:
Related parties	-	-	(42,596)

Beneficial conversion	-	-	(121,888)

Amortization of discount on convertible note	(9,757)	(16,348)	(145,243)
Other	(15,899)	(13,538)	(138,849)

Gain (loss) on derivative liability	(1,772)	20,793	123,277
Gain on settled payables	-	12,550	64,640

Loss before income taxes and extraordinary item	(496,633)	(407,935)	(2,787,628)

Income tax provision (Note 4)	-	-	-

Loss before extraordinary item	(496,633)	(407,935)	(2,787,628)

Net extraordinary gain on litigation settlement,
less applicable income taxes of $-0-	-	-	1,600,000

Net loss	$(496,633)	$(407,935)	$(1,187,628)

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average common shares outstanding	23,107,434	21,951,663

Page 22of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

(1) Basis of Presentation

The financial statements presented herein have been prepared by the Company in accordance with the accounting policies in its Form 10-KSB dated December 31, 2005, and should be read in conjunction with the notes thereto.

In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the interim period presented have been made. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the year.

Financial data presented herein are unaudited.

(2) Related Party Transactions

As of March 31, 2006, the Company owed an affiliate $159,775 for administrative services provided to the Company. This obligation is included in the accompanying condensed consolidated financial statements as “Accounts payable, related party”.

The Company rents office space from an affiliate on a month-to-month basis. Monthly lease payments vary based on the amount of office space utilized by the Company. Office rent incurred by the Company totaled $22,603 for the three months ended March 31, 2006.

Common Stock Sales

In February 2006, the Company conducted a private placement offering whereby it sold 550,000 units to an officer at a price of $.60 per unit. Each unit consisted on one share of the Company’s common stock and one warrant to purchase another share of common stock at $1.25 per share. The warrants may be exercised over a period of two years. The Company received proceeds of $330,000. The offering was made in reliance on exemptions from registration contained in Rule 506 of Regulation D under the Securities Act of 1933, as amended.

In February 2006, the Company received $30,000 in proceeds from an officer exercising options to purchase 100,000 shares of common stock at a price of $0.30 per share.

(3) Notes Payable (Restated)

Convertible Note Payable

As of December 31, 2005, the Company owed an unrelated third party for a convertible promissory note totaling $402,188, net of discount of $9,757. During the three months ended March 31, 2006, no additional amounts were advanced and the Company repaid $43,311, which reduced the balance owed on the note to $313,655, net of discount of $54,979, at March 31, 2006. The note carries an eight percent interest rate and matures on March 31, 2008. Principal and accrued interest are payable in any combination of cash and common stock of the Company. The Company can repay principal and interest with common stock at a rate of 85 percent of the stock’s market value on the date of advance. Accrued interest payable on the note totaled $66,905 at March 31, 2006.

Because the value of the shares due upon conversion is fixed at 117.65% of the face value of the notes rather than indexed to the Company’s own common stock, the Company bifurcated the put option and classified it as a derivative liability pursuant to SFAS 133.

Page 23of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

The following table presents the allocation of proceeds of the financing:

Principal balance of the note	$81,641
Less fair value of put option	(23,407)

Balance at 5/27/03	58,234

Additional financing	500,975
Less fair value of put option	(119,795)
Amortization of discount (interest expense)	21,342

Carrying value at 12/31/03	460,756

Additional financing (net)	83,327
Less fair value of put option	(14,492)
Amortization of discount (interest expense)	65,099

Carrying value at 12/31/04	594,690

Less payments (net)	(253,998)
Plus fair value of put option	12,451
Amortization of discount (interest expense)	49,045

Carrying value at 12/31/05	402,188

Less payments	(43,311)
Less increase in fair value of put option
due to extension of due date	(54,979)
Amortization of discount (interest expense)	9,757

Carrying value at 3/31/06	$313,655

On March 29, 2006, the due date on the note was extended to March 31, 2008.

Promissory Note

As of December 31, 2005, the Company owed an unrelated third party for a promissory note totaling $370,000. No amounts were repaid as of March 31, 2006. The note is unsecured, carries an eight percent interest rate and matures on March 1, 2007. Accrued interest payable on the note totaled $31,535 at March 31, 2006.

Future maturities of the notes payable are as follows:

Year ended December 31,

2006	$-
2007	370,000
2008	368,634

$738,634

Page 24of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

(4) Derivative Financial Instruments

The Company generally does not use derivative instruments to hedge exposures to cash-flow risks or market-risks that may affect the fair values of its financial instruments. However, certain other financial instruments, such as embedded conversion features, where there is a possible interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return, are classified as derivative liabilities. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period.

As of March 31, 2006, the derivative liability is composed of the following:

Number of Shares
Derivative Liability
Can Be Settled

Embedded conversion feature	$76,945	699,495

A derivative loss in the amount of $1,772 was recognized in the three months ended March 31, 2006 and a derivative gain in the amount of $20,793 was recognized in the three months ended March 31, 2005.

(5) Income Taxes

The Company records its income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. The Company incurred net operating losses for all periods presented resulting in a deferred tax asset, which was fully allowed for; therefore, the net benefit and expense resulted in $-0- income taxes.

(6) Shareholders’ Deficit

Stock options - employees

Prior to 2006, the Company accounted for its stock based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Stock-based employee compensation cost of $77,000 was reflected during the three months ended March 31, 2005 net income, as some, but not all, options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant. Effective December 15, 2005, the company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation. Under the modified prospective method of adoption selected by the company under the provisions of FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, compensation cost recognized in the first quarter of 2005 would have been $339,750 had the recognition provisions of Statement 123 been applied from its original effective date. Results for prior years have not been restated. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

Page 25of 30

WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

		May 27, 2003
	Three months	(Inception)
	ended	Through
	March 31, 2005	March 31, 2006

Net income (loss), as reported	$(412,309)	$(1,287,550)

Add: Stock-based employee compensation	77,000	186,344
expense included in reported net income, net of
related tax effects

Deduct: Total stock-based employee	(339,750)	(921,490)

compensation expense determined under fair
value based method for all awards, net of
related tax effects

Pro forma net income	$(675,059)	$(2,022,696)

Basic and diluted earnings per share as reported:	$(0.02)

Basic and diluted earnings per share pro forma:	$(0.03)

During the three months ended March 31, 2006, options to purchase 195,000 shares of common stock granted under APB Opinion No. 25 vested. The Company recognized $162,615 of compensation cost under the modified prospective method in accordance with FASB Statement No. 123.

Additionally, options to purchase 70,830 shares of common stock granted to consultants vested. The company recognized $41,373 of compensation cost pursuant to FASB Statement No. 123.

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WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Common Stock Awards

The following schedule summarizes the Company’s stock awards activity for the three months ended March 31, 2006:

	Awards Outstanding		Awards Exercisable		Weighted Average

	Number of	Exercise Price	Number of	Exercise Price	Exercise Price
	Shares	Per Share	Shares	Per Share	Per Share

Balance at January 1, 2006	5,895,770	$0.30 to $1.75	4,173,699	$0.30 to $1.75	$1.04
Awards vested	-	-	265,830	$0.50 to $1.75
Awards granted	550,000	$1.25	-	$1.25	$1.25
Awards exercised	(100,000)	$0.30	(100,000)	$0.30	$0.30
Awards expired	-	$-	-	$-	$-

Balance at March 31, 2006	6,345,770	$0.30 to $1.75	4,339,529	$0.30 to $1.75	$1.56

(7) Subsequent Events

Stock Sales – Related Parties

In May 2006, the Company conducted a private placement offering whereby it sold 1,000,000 units to an officer at a price of $.50 per unit. Each unit consisted of one share of the Company’s common stock and one warrant to purchase another share of common stock at $1.25 per share. The Company received proceeds of $500,000. The offering was made in reliance on exemptions from registration contained in Rule 506 of Regulation D under the Securities Act of 1933, as amended.

(8) Restatement

The Company has restated its March 31, 2006 Condensed Consolidated Financial Statements to correct an error in accounting for the beneficial conversion feature associated with the convertible notes payable discussed in Note 4. The beneficial conversion feature was originally valued at its intrinsic value under EITF 98-5, classified as equity and interest expense was immediately recognized.

As discussed in Notes 3 and 4, because the value of the shares due upon conversion is fixed at 117.65% of the face value of the notes rather than indexed to the Company’s own common stock, the Company bifurcated the put option and classified it as a derivative liability pursuant to SFAS 133.

Additionally, the Company included product sales with royalty revenue on the face of its Condensed Consolidated Statements of Operations. Product sales should not have been characterized as royalty revenue and are now presented separately.

The following sets forth the effects of the restatement discussed above. Amounts reflected “As Previously Reported” represent those amounts included in the Company’s initial quarterly report on Form 10-QSB for the three months ended December 31, 2006.

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WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Condensed Consolidated Balance Sheet
March 31, 2006

	As
	Previously
	Reported	Adjustment	As Restated

Derivative liability	$-	$76,945	$76,945
Total current liabilities	$273,334	$505,669	$779,003
		-
Convertible note payable,	$368,634	$(54,979)	$313,655
Net of discount of	$-	$54,979	$54,979
Total liabilities	$1,070,692	$21,966	$1,092,658

Accumulated deficit	$(2,278,794)	$13,940	$(2,264,854)
Deficit accumulated during development stage	$(1,287,550)	$99,922	$(1,187,628)
Total shareholders' deficit	$(910,572)	$(21,966)	$(932,538)

Condensed Consolidated Statement of Operations
For the Three Months Ended March 31, 2006

	As
	Previously
	Reported	Adjustment	As Restated

Revenues:
Product sales	$-	$5,651	$5,651
Royalty revenue	$6,073	$(5,651)	$422
Total revenue	$6,073	-	$6,073

Amortization of discount on convertible notes	$-	$(9,757)	$(9,757)
Gain (loss) on derivative liability	$-	$(1,772)	$(1,772)
Loss before income taxes	$(485,104)	$(11,529)	$(496,633)

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WordLogic Corporation (A Development Stage Company) Notes to Financial Statements

Consolidated Statement of Changes in Shareholders' Deficit
For Three Months Ended March 31, 2006

	As
	Previously
	Reported	Adjustment	As Restated

Balance, December 31, 2005
Additional paid in capital	$2,438,688	$(135,828)	$2,302,860
Accumulated deficit	$(2,278,794)	$13,940	$(2,264,854)
Deficit Accumulated During Development Stage	$(802,446)	$111,451	$(690,995)
Total	$(986,360)	$(10,407)	$(996,767)
Comprehensive loss:
Net loss	$(485,104)	$(11,529)	$(496,633)
Comprehensive income	$(488,200)	$(11,529)	$(499,729)

Balance, March 31, 2006
Additional paid in capital	$3,002,026	$(135,828)	$2,866,198
Accumulated deficit	$(2,278,794)	$13,940	$(2,264,854)
Deficit Accumulated During Development Stage	$(1,287,550)	$99,922	$(1,187,628)
Total	$(910,972)	$(21,566)	$(932,538)

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WordLogic Corporation Response to SEC Comments

WordLogic Corporation will file an amended 10-KSB and an amended 10-QSB upon achieving satisfactory responses to these and any subsequent comments on our original report.

In connection with our response to your comments, WordLogic Corporation acknowledges that;

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, WordLogic Corporation is advised that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in review of filings or in response to comments on our filings.

Sincerely,
WordLogic Corporation

Dated: June 21, 2006	/s/	Frank R. Evanshen

Frank R. Evanshen, President

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